Exhibit 99.1

Important Information for Publicis Groupe S.A. Stockholders

The financial information filed in this exhibit to Report on Form 6-K has been prepared in accordance with generally accepted accounting principles in France. No discussion of material variations from U.S. generally accepted accounting principles or quantified reconciliations is included.



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I - COMPARATIVE BILLINGS SEPTEMBER 30, 2000 AND 1999 - PARENT COMPANY ONLY
(NON-CONSOLIDATED).


----------------------------------------------------------------------------
                                             in thousands of euros
                                    ----------------------------------------
                                           2000                1999
----------------------------------------------------------------------------

      BILLINGS
      AND OTHER REVENUES
           First quarter                   2,582               2,419
           Second quarter                  2,933               2,572
           Third quarter                   2,283               2,498

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           Total                           7,798               7,488

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      INCOME FROM INVESTMENT
      PORTFOLIO
           First quarter                     587                 638
           Second quarter                 12,275               8,255
           Third quarter                     980                 684

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           Total                          13,842               9,577

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      OTHER FINANCIAL INCOME
           First quarter                     130                 754
           Second quarter                  4,101                 117
           Third quarter                   2,970                  81

----------------------------------------------------------------------------

           Total                           7,201                 952

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           General total                  28,841              18,018

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II - CONSOLIDATED BILLINGS FOR PUBLICIS GROUPE S.A.


--------------------------------------------------------------------------------
                              BILLINGS IN THOUSANDS OF         % CHANGE
                                       EUROS
                             ---------------------------------------------------
                              9/30/2000     9/30/1999     Actual      At same
                                                                     structure
                                                                        and
                                                                     exchange
                                                                       rates
                             ---------------------------------------------------

First quarter                 2,006,198     1,335,788        50%         13%
Second quarter                2,562,583     1,861,642        38%         16%
Third quarter                 2,675,923     1,473,802        82%         14%

                             ---------------------------------------------------
                              7,244,704     4,671,232        55%         15%
--------------------------------------------------------------------------------



III - ANALYSIS OF BILLINGS BY SECTOR OF ACTIVITY


--------------------------------------------------------------------------------
                              BILLINGS IN THOUSANDS OF         % CHANGE
                                       EUROS
                             ---------------------------------------------------
                              9/30/2000     9/30/1999      Actual      At same
                                                                     structure
                                                                        and
                                                                     exchange
                                                                       rates
                             ---------------------------------------------------
Communications:
   - Europe                   2,905,488     2,536,732        15%         13%
   - North America            2,792,519     1,271,335       120%         13%
   - Asia Pacific               545,594       334,775        63%         46%
   - Latin America - Others     301,927       221,917        36%          1%
Inter-group operations          (23,754)      (18,453)
                             ...................................................
COMMUNICATIONS:               6,521,774     4,346,306        50%         14%
Media and media space sales     394,952       333,430        18%         18%
Other activities                 27,119        27,132         0%          8%
                             ...................................................
Total billings                6,943,845     4,706,868
Inter group operations          (38,996)      (35,636)
                             ---------------------------------------------------
CONSOLIDATED TOTAL (BEFORE    6,904,849     4,671,232        48%         15%
SAATCHI)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Saatchi & Saatchi (1)           339,855             -         N.A.       10%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL PUBLICIS GROUPE S.A.    7,244,704     4,671,232        55%         15%
--------------------------------------------------------------------------------




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(1) Following the acquisition of Saatchi & Saatchi completed early September
2000, consolidated billings for the first nine months of the year include billings made by Saatchi & Saatchi (excluding Zenith Media) for the month of September 2000.

For information purposes the consolidated billings of Saatchi & Saatchi (excluding Zenith Media) generated during the first nine months of the year amount to 2,523,163 thousand euros compared with 2,174,616 thousand euros for the nine months ended September 30, 1999, representing a growth of 16 per cent (5 per cent at same structure and exchange rates).

In addition it should be remembered that the advertising industry is prone to seasonal variations and meaningful comparisons can only be made on an annual basis.